UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

Unit 29D, Huadu Mansion, 838 Zhangyang Road,

Shanghai, 200122

The People’s Republic of China

(+86-21) 5075-2918

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Xinjiang Daqo New Energy (“Xinjiang Daqo”), the primary operating subsidiary of Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), has applied with the Shanghai Stock Exchange to conduct a private offering to qualified institutional investors and has issued a prospectus with respect to this offering.

Xinjiang Daqo intends to raise up to RMB11 billion from this private offering, including approximately RMB8 billion of the gross proceeds to be used in its 100,000 metric tons of polysilicon expansion project in Baotou, Inner Mongolia, China, and the rest of the proceeds for its working capital purposes.

This transaction is subject to market conditions and approvals from the Shanghai Stock Exchange and registration with the China Securities Regulatory Commission. The offer price of this transaction will not be lower than 80% of the average trading price of Xinjiang Daqo’s ordinary shares for the 20 trading days before the pricing date. Depending on the final offering size and the offer price, the number of shares issued by Xinjiang Daqo will be determined by dividing the total offering size by the issue price, and will not exceed 30% of the total share capital of Xinjiang Daqo immediately prior to the private offering. As a result, our shareholding in Xinjiang Daqo is expected to decrease to not less than 61.21% upon the completion of this private offering. Purchasers of Xinjiang Daqo’s ordinary shares in this private offering are not allowed to dispose of these shares within six months from the completion of the offering. In 2021, the Company produced 86,587 metric tons of polysilicon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.
	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Director and Chief Executive Officer
Date: February 17, 2022

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